# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NEWMARKET CORPORATION, CIK 0001282637
CUSIP: 651587107
Title of class of securities: COMMON STOCK
Address of issuer's principal executive offices: 330 SOUTH FOURTH STREET, RICHMOND, Virginia (VA), 23219
Date of event which requires filing of this statement: 12/09/2025
Filed by CIK 0000919561
Persons authorized to receive notices and communications: BRUCE C. GOTTWALD, 330 SOUTH FOURTH STREET, RICHMOND, Virginia (VA), 23219, 804-788-5000

## Reporting persons
- BRUCE C. GOTTWALD (CIK 0000919561): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 910,741; shared voting power 37,988; sole dispositive power 910,741; shared dispositive power 37,988; aggregate amount beneficially owned 948,729 (10.1% of the class); the aggregate amount excludes certain shares

## Item 1. Security and Issuer
Title of class of securities: COMMON STOCK
Name of issuer: NEWMARKET CORPORATION
Address of issuer's principal executive offices: 330 SOUTH FOURTH STREET, RICHMOND, Virginia (VA), 23219
Comment: Explanatory Note: This Amendment No.9 amends and supplements the statement on Schedule 13D initially filed with the Securities and Exchange Commission (the "SEC") on February 14, 2006 by Bruce C. Gottwald (the "Reporting Person"), as previously amended by Amendment No. 1 thereto filed with the SEC on August 18, 2006, by Amendment No. 2 thereto filed with the SEC on February 16, 2007, by Amendment No. 3 thereto filed with the SEC on May 27, 2008, by Amendment No. 4 thereto filed with the SEC on August 27, 2008, by Amendment No. 5 thereto filed with the SEC on July 8, 2010, by Amendment No. 6 filed with the SEC on July 15, 2014, by Amendment No. 7 filed with the SEC on October 29, 2021 and by Amendment No. 8 filed with the SEC on November 27, 2024, with respect to shares of common stock, without par value (the "Common Stock"), of NewMarket Corporation (the "Issuer").

## Item 2. Identity and Background
Present principal occupation or employment: Item 2(c) is hereby amended and restated as follows: Mr. Gottwald is retired. Prior to his retirement, Mr. Gottwald served as a director of the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and restated as follows:

The Reporting Person intends to hold for investment the shares of Common Stock that he beneficially owns and, aside from routine estate planning and family gift transactions, has no present plans to acquire or dispose of, or to cause any other person to acquire or dispose of, shares of Common Stock. The Reporting Person does, however, reserve the right to buy or sell shares of Common Stock from time to time.

Except as indicated above, the Reporting Person has no present plans or proposals which relate to, or would result in, any one or more of the matters described in subparagraphs (a) through (j) of Item 4 to Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as follows:

As of December 9, 2025, the Reporting Person beneficially owns 948,729 shares of Common Stock, which represents approximately 10.1% of the outstanding shares of Common Stock. This percentage calculation is based on a total number of outstanding shares of Common Stock of 9,397,122 as of November 30, 2025, which number was provided to the Reporting Person by the Issuer.

The number of shares reported as beneficially owned above does not include an aggregate of 944,454 (10.1%) shares of Common Stock beneficially owned by the adult sons of the Reporting Person or an aggregate of 272,835 (2.9%) shares of Common Stock beneficially owned by three separate trusts of which each of the adult sons of the Reporting Person and his wife are co-trustees. The Reporting Person and his adult sons have no agreement with respect to the acquisition, retention, disposition or voting of shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated as follows:

The Reporting Person has sole voting and dispositive power with respect to 910,741 of the shares of Common Stock described in Item 5(a) above. The Reporting Person has shared voting and dispositive power with respect to 37,988 of the shares of Common Stock described in Item 5(a) above, which includes 18,731 shares of Common Stock held by the Reporting Person's wife and 19,257 shares held by a charitable foundation for which the Reporting Person serves as a director. The Reporting Person disclaims beneficial ownership of the shares held by his wife and the charitable foundation.
Transactions in the class effected during the past sixty days: Item 5(c) is hereby amended and restated as follows: The Reporting Person has not engaged in any transactions in the Common Stock in the past 60 days.
Other persons with the right to receive dividends or sale proceeds:
Item 5(d) is hereby amended and restated as follows:

Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, all 37,988 shares for which the Reporting Person shares voting and dispositive power as reported under Item 5(b) above. None of these persons, however, have any such interest that relates to more than 5% of the outstanding Common Stock.

## Signatures
- BRUCE C. GOTTWALD: /S/ BRUCE C. GOTTWALD, BRUCE C. GOTTWALD (01/07/2026)